SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

March 24, 2011

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: March 24, 2011

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

24 March 2011

Smith & Nephew plc announces that it has been informed of the following transactions by persons discharging managerial responsibilities (“PDMRs”) following the vesting of shares on 21 and 22 March 2011 under the Smith & Nephew Deferred Bonus Plan (the “Plan”):

1. Partial vesting of 2009 awards made under the Deferred Bonus Plan

Name of PDMR	Number of ordinary shares or ADSs acquired under vesting (i)	Number of ordinary shares or ADSs disposed	Total holding of ordinary shares or ADSs following this notification:
David Illingworth	17,805 Ords	17,805 Ords	326,828 Ords (including 42,050 ADSs)
Adrian Hennah	12,794 Ords	6,558 Ords	146,934 Ords
John Campo	795 ADSs	212 ADSs	2,483 ADSs
Joseph DeVivo	977 ADSs	260 ADSs	61,866 Ords (including 10,334 ADSs)
Michael Frazzette	953 ADSs	305 ADSs	9,453 ADSs
R Gordon Howe	655 ADSs	175 ADSs	4,255 ADSs
G Kelvin Johnson	1,949 Ords	1,949 Ords	4,563 Ords

Notes

(i)
The shares vesting were granted under the Plan on 20 March 2009.  One third of the shares vested on 20 March 2010, one third vested on 20 March 2011 and subject to continued employment, the final third will vest on 20 March 2012.

(ii)	The market values of ordinary shares and ADSs acquired and sold on 21 March 2011 were 688.5459p per ordinary share and $55.794 per ADS, respectively.

2. Partial vesting of 2010 awards made under the Deferred Bonus Plan

Name of PDMR	Number of ordinary shares or ADSs acquired under vesting (i)	Number of ordinary shares or ADSs disposed	Total holding of ordinary shares or ADSs following this notification:
David Illingworth	4,060 ADSs	1,502 ADSs	339,618 Ords (including 44,608 ADSs)
Adrian Hennah	11,216 Ords	5,749 Ords	152,401 Ords
Naseem Amin	1,799 Ords	923 Ords	876 Ords
Mark Augusti	524 ADSs	171 ADSs	9,444 ADSs
John Campo	853 ADSs	227 ADSs	3,064 ADSs
Joseph DeVivo	634 ADSs	169 ADSs	64,191 Ords (including 10,799 ADSs)
Michael Frazzette	862 ADSs	276 ADSs	10,039 ADSs
R Gordon Howe	719 ADSs	192 ADSs	4,782 ADSs
G Kelvin Johnson	1,879 Ords	209 Ords	6,233 Ords
Roger Teasdale	2,894 Ords	1,484 Ords	13,428 Ords

Notes

(i)
The shares vesting were granted under the Plan on 22 March 2010.  One third of the shares vested on 22 March 2011 and, subject to continued employment, the remaining two thirds will vest in equal tranches on 22 March 2012 and 22 March 2013 respectively.

(ii)	The market value of ordinary shares and ADSs acquired and sold on 22 March 2011 were 687.93p per ordinary share and $55.9581per ADS, respectively.

Notes:

1.	One ADS is equivalent to five ordinary shares of US$0.20 each.

2.	The ordinary shares were released in London, UK. The ADSs were released in New York, USA.

3.	The percentages of issued share capital acquired, disposed and held following notification are all under 0.01% of the total issued share capital of the Company.

This announcement is made in accordance with the requirements of DTR 3.1.4 R (1)(a)

Gemma Parsons
Deputy Company Secretary
Tel: 020 7401 7646